UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

May 15, 2008

Company name:	Mizuho Trust & Banking Co., Ltd.
Representative:	IKEDA, Teruhiko, President & CEO
Stock code number:	8404 Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section)

For Immediate Release:

Announcement Regarding Authorization for Repurchase of Own Shares (Preferred Shares)

(Repurchase of Own Shares by Resolution of the Shareholders pursuant to

Article 156-1 of the Company Law)

We, Mizuho Trust & Banking Co., Ltd., hereby notify that our Board of Directors today has resolved to propose the authorization for repurchase of our own shares (preferred shares) at the annual general meeting of our shareholders scheduled on June 26, 2008.

We intend to obtain the authorization for repurchase at the annual general meeting of our shareholders prior to the actual repurchase. Through the repurchase, we will aim to minimize the risk of dilutive effects on our common shares resulting from the conversion of the preferred shares for which the conversion period has already commenced and to improve the quality of our capital, in light of the recent improvement of the financial soundness of our company.

1.	Reason for the authorization for repurchase of own shares

The authorization for repurchase that we are proposing at the annual general meeting of our shareholders, pursuant to Article 156-1 of the Company Law is to implement flexible capital management policies for the purpose of “minimizing the risk of dilutive effects on our common shares” and “improvement in the quality of our capital.”

2.	Details of the authorization for repurchase of own shares

(1) Type and total number of shares to be repurchased

First Series Class I Preferred Stock: maximum of 232,565,372 shares

(2) Details of cash consideration, etc., and total amount to be paid for the repurchase

Maximum of 79 billion yen to be paid for the repurchase of First Series Class I Preferred Stock

(3) Period when repurchases may be conducted

Within 1 year after the end of the annual general meeting of our shareholders scheduled on June 26, 2008

[Reference] Summary of our preferred shares outstanding

	First Series Class I Preferred Stock	Second Series Class III Preferred Stock

Original date of issuance	March 31, 1999	March 26, 2002

Number of shares originally issued	300,000,000 shares	800,000,000 shares

Number of shares currently outstanding	232,565,372 shares	800,000,000 shares

Issue price	500 yen per share	150 yen per share

Total amount issued (outstanding balance)	150 billion yen (116,282,686,000 yen)	120 billion yen (120 billion yen)

Shareholder and percentage of shares held	Mizuho Financial Group, Inc. 100%	Mizuho Financial Group, Inc. 100%

Preferred dividends	6.5 yen per annum per share	1.5 yen per annum per share

Conversion ratio (ref.: conversion price)	6.098 (approx. 82 yen)	2.423 (approx. 62 yen)

Adjustment of conversion ratio	The current conversion ratio is equal to the Maximum Conversion Ratio and will not be adjusted until the Mandatory Conversion Date.

In the event that the conversion

ratio calculated on the predetermined formula[1] on July 1 of each year through 2018 (the “Conversion Ratio Adjustment Date”) is larger than the current conversion ratio, the conversion ratio will be adjusted to such ratio.

Maximum conversion ratio	6.098	3.311

Mandatory conversion[2]	All preferred shares that are not converted by January 31, 2019 will be converted on February 1, 2019 (the “Mandatory Conversion Date”) to the number of common shares calculated by a predetermined formula.	All of the preferred shares for which no conversion request is made by January 31, 2019 will be converted on February 1, 2019 (the “Mandatory Conversion Date”) to the number of common shares calculated by a predetermined formula.

(Note 1)

The conversion ratio is calculated by dividing the issue price (150 yen) by the average of the closing prices (including the closing bid or offer price) of regular transactions of our common shares on the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day(s) on which neither closing price nor closing bid or offer price is reported) commencing on the 45th trading day prior to each Conversion Ratio Adjustment Date.

(Note 2)

The Class I and the Class III preferred shares for which no conversion request is made during the conversion period will be converted on the Mandatory Conversion Date to the number of common shares obtained by dividing the respective issue price by the average of the closing prices (including the closing bid or offer price) of regular transactions of our common shares on Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day(s) on which neither closing price nor closing bid or offer price is reported) commencing on the 45th trading day prior to the respective Mandatory Conversion Date. However, if such average price as described above is less than the amount set forth below, the Class I and the Class III preferred shares will be converted to the number of common shares obtained by dividing the issue price by the respective amounts set forth below.

Class I Preferred Stock: 80 yen

Class III Preferred Stock: the amount equal to 75% of the issue price (150 yen) divided by the initial conversion ratio (2.423)

This notice has been prepared for the purpose of announcing certain information concerning a proposal of the authorization for repurchase of our own shares (preferred shares) at our annual general meeting of shareholders. This notice is not an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Contact:	Mizuho Trust & Banking Co., Ltd. Corporate Planning Dept. Tel: 81-3-3274-9015